

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

FEB 2 9 2012

Washington, DC
110

SEC FILE NUMBER
8- 052591

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____ January 1, 2011 _____ AND ENDING December 31, 2011

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KBD Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Taxter Road, Suite 175

(No. and Street)

Elmsford   NY   10523

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Pat Marron   516-287-2726

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alperin, Nebbia & Associates, CPA, PA

(Name – if individual, state last, first, middle name)

375 Passaic Avenue, Suite 200   Fairfield   NJ   07004

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



AFFIRMATION

I, Christopher Bell, affirm that, to the best of my knowledge and belief, the accompanying financial statements for the year ended December 31, 2011 and supplemental schedules pertaining to KBD Securities, LLC, as of December 31, 2011 are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____ 1/18/12
Signature   Date

_____CEO_____
Title

Subscribed and Sworn to before me

on this 18th day of January, 2012.

_____
Notary Public

KBD SECURITIES, LLC
(S.E.C. NO. 8-52591)

STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2011
AND
INDEPENDENT AUDITOR'S REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE

****

This report is filed as a PUBLIC document in accordance with
Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

KBD SECURITIES, LLC
(S.E.C. NO. 8-52591)

STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2011
AND
INDEPENDENT AUDITOR'S REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE

****

KBD SECURITIES, LLC

TABLE OF CONTENTS

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804



Steven J. Alperin, CPA
Vincent S. Nebbia, CPA

INDEPENDENT AUDITOR'S REPORT

To the Members of
KBD Securities, LLC

We have audited the accompanying statement of financial condition of KBD Securities, LLC as of December 31, 2011 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of KBD Securities, LLC at December 31, 2011 in conformity with generally accepted accounting principles of the United States of America.

ALPERIN, NEBBIA & ASSOCIATES, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, NJ
February 25, 2012

KBD SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Current Assets:		
Cash and cash equivalents	$	240,727
Due from affilaites		1,177
Prepaid expenses		5,148
Total current assets		247,052
Property and Equipment, net		-
Total Assets	$	247,052

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accrued expenses	$	50,079
Due to affiliates		153,162
Total liabilities		203,241
Commitments and Contingencies		
Members' Equity		43,811
Total Liabilities and Members' Equity	$	247,052

See notes to the statement of financial condition.

Note A – Organization and Significant Accounting Policies

<u>Nature of Business</u>

KBD Securities, LLC (the "Company"), a limited liability company organized under the laws of the State of New York, is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA").

<u>Mergers</u>

Effective May 1, 2011, the Company's owners contributed 100% of their membership interest in KBD Securities, LLC into Horizon Kinetics LLC in exchange for an interest in Horizon Kinetics LLC. This contribution is treated as a tax free exchange.

<u>Use of Estimates</u>

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingencies in the financial statements. Actual results could differ from the estimates included in the financial statements

<u>Property and Equipment</u>

Property and equipment is stated at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments extend the life of an asset are capitalized. The costs of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized. Depreciation is provided on accelerated and straight-line methods over lives ranging from 3 to 7 years.

<u>Revenue Recognition</u>

Securities transactions and related expenses are recorded on a trade date basis. Marketable securities are valued at market value with the resulting difference between cost and market included in income.

<u>Cash and Cash Equivalents</u>

Cash and cash equivalents include cash on hand and investments in money market funds.

<u>Fair Value of Financial Instruments</u>

The carrying value of cash, due from employees, prepaid expenses and accrued expenses approximates fair value due to the short maturity of these instruments. None of the financial instruments are held for trading purposes.

<u>Subsequent Events</u>

Subsequent events were evaluated through February 25, 2012 which is the date the financial statements were available to be issued.

Note B – Property and Equipment

Property and equipment are comprised of the following components:

	Useful Life	
Computer software	3 years	$ 17,395
Furniture and fixtures	7 years	22,658
Computer hardware	5 years	21,278
		61,331
Less: Accumulated depreciation		61,331
Net property & equipment		$ -0-

Note C – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), that requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011 the Company had net capital of $37,486, which was $23,930 in excess of its required net capital of $13,556. The Company's net capital ratio was 5.42 to 1.

Note D - Commitments

During the course of business, the Company may maintain cash balances in excess of amounts insured by the Federal Deposit Insurance Corporation Corporation. Cash balances at risk as of December 31, 2011 were $-0-.

Note E - Uncertain Tax Positions

The Company adopted the new accounting for uncertainty in income taxes guidance on January 1, 2009. The adoption of that guidance resulted in no change.

As of December 31, 2011, the Company believes it is reasonably possible the balance of the gross unrecognized tax benefits is zero and will continue to be zero in the next twelve months based on conservative income tax positions and the expiration of statute of limitations. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings.

The Company's policy is to recognize accrued interest and penalties associated with uncertain tax positions as part of the income tax provision. As of January 1, 2011, accrued interest and penalties associated with uncertain tax positions is zero. For the year ended December 31, 2011, accrued interest and penalties associated with uncertain tax positions is zero.

The Company files income tax returns in the U.S. Federal jurisdiction and the State jurisdiction of New York State. None of these taxing jurisdictions have active examinations of Company income tax returns. The Company has timely filed all required income tax returns, and its Federal and State income tax returns prior to calendar year 2009 will be closed by statute on April 15, 2012.

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804



Steven J. Alperin, CPA
Vincent S. Nebbia, CPA

KBD Securities, LLC

Dear Sirs:

In planning and performing our audit of the financial statements of KBD Securities, LLC (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

5

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of KBD Securities, LLC as of and for the year ended December 31, 2011, and this report does not affect our report thereon dated February 25, 2012.

The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the preceding paragraph were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ALPERIN, NEBBIA & ASSOCIATES, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 25, 2012